Exhibit 99.2

GLACIER PEAK CAPITAL LLC
500 108th Ave NE, Ste 905
Bellevue, WA 98004
_________, 2014

[Nominee Name/Address]

Re:           Volt Information Sciences, Inc.

Dear [Nominee Name]:

Thank you for agreeing to serve as a nominee for election to the Board of Directors of Volt Information Sciences, Inc, a New York corporation (the “Company”), in connection with the proxy solicitation that Glacier Peak U.S. Value Fund, L.P. (the “Fund”), a Washington limited partnership, Glacier Peak Capital LLC (“GPC”), a Washington limited liability company, and John C. Rudolf are considering undertaking to nominate and elect directors at the Company’s 2015 annual meeting of shareholders, or any other meeting of shareholders held in lieu thereof, and any adjournments, postponements, reschedulings or continuations thereof (the “Solicitation”).  Your outstanding qualifications, we believe, will prove a valuable asset to the Company and all of its shareholders.  This letter will set forth the terms of our agreement.

The Fund agrees to indemnify and hold you harmless against any and all claims of any nature arising from the Solicitation and any related transactions, irrespective of the outcome, including all exercises of a Power of Attorney granted by you to John C. Rudolf, dated as of the date hereof; provided, however, that you will not be entitled to indemnification for claims arising from your gross negligence, willful misconduct, intentional and material violations of law, criminal actions, provision to the Fund of false or misleading information (including false or misleading information on any questionnaire you are requested to complete by the Fund), or material breach of the terms of this letter agreement; provided further, that the indemnification and other obligations hereunder shall terminate upon your becoming a director of the Company.  This indemnification will include any and all losses, liabilities, damages, demands, claims, suits, actions, judgments, or causes of action, assessments, costs and expenses, including, without limitation, interest, penalties, reasonable attorneys’ fees, and any and all reasonable costs and expenses incurred in investigating, preparing for or defending against any litigation, commenced or threatened, any civil, criminal, administrative or arbitration action, or any claim whatsoever, and any and all amounts paid in settlement of any claim or litigation asserted against, resulting, imposed upon, or incurred or suffered by you, directly or indirectly, as a result of or arising from the Solicitation and any related transactions (each, a “Loss”).

In the event of a claim against you pursuant to the prior paragraph or the occurrence of a Loss, you shall give the Fund prompt written notice of such claim or Loss (provided that failure to promptly notify the Fund shall not relieve the Fund from any liability which it may have on account of this letter agreement, except to the extent the Fund shall have been materially prejudiced by such failure).  Upon receipt of such written notice, the Fund will provide you with counsel to represent you.  Such counsel shall be reasonably acceptable to you.  In addition, you will be reimbursed promptly for all Losses suffered by you and as incurred as provided herein.

The Fund may not enter into any settlement of any Loss or claim without your consent unless such settlement includes a release of you from any and all liability in respect of such Loss or claim.  Notwithstanding anything to the contrary set forth in this letter agreement, the Fund shall not be responsible for any fees, costs or expenses of separate legal counsel retained by you without the Fund’s prior written approval.  In addition, you agree not to enter into any settlement of any Loss or claim without the written consent of the Fund, which consent will not be unreasonably withheld or delayed.

You hereby agree to keep confidential and not disclose to any party, without the consent of the Fund, any confidential, proprietary or non-public information (collectively, “Information”) that you have heretofore obtained or may obtain in connection with the Solicitation or your service as a nominee hereunder.  Notwithstanding the foregoing, Information shall not include any information that is publicly disclosed by the Fund or its affiliates or any information that you can demonstrate is now, or hereafter becomes, through no act or failure to act on your part, otherwise generally known to the public.

Notwithstanding the foregoing, if you are required by applicable law, rule, regulation or legal process to disclose any Information you may do so provided that you first promptly notify the Fund so that the Fund or any of its representatives may seek a protective order or other appropriate remedy or, in the Fund’s sole discretion, waive compliance with the terms of this letter agreement.  In the event that no such protective order or other remedy is obtained or the Fund does not waive compliance with the terms of this letter agreement, you may consult with counsel at the cost of the Fund and you may furnish only that portion of the Information which you are advised by counsel is legally required to be so disclosed and you will request that the party(ies) receiving such Information maintain it as confidential.

All Information, all copies thereof, and any studies, notes, records, analysis, compilations or other documents prepared by you containing such Information, shall be and remain the property of the Fund and, upon the request of a representative of the Fund, all such information shall be returned or, at the Fund’s option, destroyed by you, with such destruction confirmed by you to the Fund in writing.

This letter agreement may be waived, modified or supplemented only in writing executed by all parties hereto.  This letter agreement shall be governed by the laws of the State of New York, without regard to the principles of the conflicts of laws thereof.

This letter agreement may be executed in counterparts, each of which shall be deemed an original, and all of which, taken together, shall constitute one and the same instrument.

GLACIER PEAK U.S. VALUE FUND, L.P. By: Glacier Peak Capital LLC, its general partner

By:
	Name:	John C. Rudolf
	Title:	President

ACCEPTED AND AGREED:

[Nominee Name]